

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2016

Mail Stop 4628

Keith Cozza
Chief Executive Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

      Re: Icahn Enterprises L.P.
              Icahn Enterprises Holdings L.P.
              Form 10-K for the Fiscal Year ended December 31, 2015
              Filed February 29, 2016
              File No. 001-09516
              File No. 333-118021-01

Dear Mr. Cozza:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Karl Hiller

                    Karl Hiller
                    Branch Chief